Neopenda, PBC.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Neopenda, PBC. Management

We have reviewed the accompanying consolidated financial statements of Neopenda PBC. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
April 14, 2025

NEOPENDA, PBC.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	31,896	123,199
Accounts Receivable	34,756	14,683
Inventory	3,000	-
Total Current Assets	69,652	137,882
Non-Current Assets:		
Fixed Assets	36,749	44,939
Total Non-Current Assets	36,749	44,939
TOTAL ASSETS	106,401	182,821
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	43,467	6,810
Accrued Interest	13,216	5,425
Total Current Liabilities	56,683	12,235
Non-Current Liabilities:		
Loan Payable	150,000	150,000
Convertible Notes	2,728,000	2,298,000
SAFE Notes	560,481	560,481
Total Non-Current Liabilities	3,438,481	3,008,481
TOTAL LIABILITIES	3,495,164	3,020,716
EQUITY		
Common Stock	1,129	1,129
Additional Paid-In Capital	80,013	80,013
Retained Earnings	(3,469,905)	(2,919,037)
TOTAL EQUITY	(3,388,763)	(2,837,895)
TOTAL LIABILITIES AND EQUITY	106,401	182,821

See Accompanying Notes to these Unaudited Financial Statements

NEOPENDA, PBC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenue	**66,381**	**24,242**
Cost of Goods Sold	61,493	11,728
Gross Profit	**4,888**	**12,514**
Operating Expenses :		
Sales and Marketing Expense	40,906	-
Rent Expense	6,570	9,240
Taxes and Licenses	27,203	41,396
Professional Fees	192,153	241,205
Payroll Expense	359,574	309,707
General and Administrative Expense	82,474	99,519
Total Operating Expenses	**708,880**	**701,067**
Total Loss from Operations	**(703,992)**	**(688,553)**
Other Income		
Other Income	134,278	126,450
Total Other Income	**134,278**	**126,450**
Net Income (Loss)	**(569,714)**	**(562,103)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(569,714)**	**(562,103)**
Interest Expense	**8,963**	**5,457**
Depreciation Expense	8,190	2,077
Net Income (Loss)	**(586,867)**	**(569,637)**

See Accompanying Notes to these Unaudited Financial Statements

NEOPENDA, PBC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	11,292,594	1,129	79,632	(2,349,401)	(2,268,639)
Issuance of Common Stock	-	-	-	-	-
Stock Option Expense	-	-	381	-	381
Net income (loss)	-	-	-	(569,637)	(569,637)
Ending balance at 12/31/23	**11,292,594**	**1,129**	**80,013**	**(2,919,038)**	**(2,837,895)**
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Prior Period Adjustment	-	-	-	36,000	36,000
Net income (loss)	-	-	-	(586,867)	(586,867)
Ending balance at 12/31/24	**11,292,594**	**1,129**	**80,013**	**(3,469,905)**	**(3,388,763)**

See Accompanying Notes to these Unaudited Financial Statements

NEOPENDA, PBC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(586,867)	(569,637)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Non Cash Expenses :		
Vested Stock Option Expense	-	381
Depreciation Expense	8,190	2,077
Prior Period Adjustment	36,000	-
(Increase)/Decrease in Assets :		
Accounts Receivable	(20,074)	(13,668)
Inventory	(3,000)	-
Increase/(Decrease) in Liabilities :		
Credit Card Payable	36,656	3,727
Accrued Interest	7,792	5,422
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	65,564	(2,061)
Net Cash provided by (used in) Operating Activities	(521,303)	(571,698)
INVESTING ACTIVITIES		
Additional Fixed Assets	-	(184)
Net Cash provided by (used in) Investing Activities	-	(184)
FINANCING ACTIVITIES		
Receipt /(Payment) of New Loans	-	150,000
Receipt /(Payment) of Convertible Notes	430,000	490,000
Net Cash provided by (used in) Financing Activities	430,000	640,000
Cash at the beginning of period	123,199	55,081
Net Cash increase (decrease) for period	(91,303)	68,118
Cash at end of period	**31,896**	**123,199**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Neopenda was founded in 2015 and is incorporated as a Delaware public benefit corporation. We develop needs-based medical technologies for emerging markets, with our flagship product, neoGuard, a wearable vital signs monitor designed to help clinicians identify patients in distress, improving patient outcomes in resource-constrained healthcare settings.

We generate revenue through the sale of neoGuard devices and related accessories to healthcare facilities, NGOs, and distribution partners across Africa. We also provide training and support services to ensure successful implementation and adoption of our technology. In the future, we plan to expand our product portfolio with additional medical devices tailored to low-resource settings and explore subscription-based monitoring and data-driven insights as additional revenue streams.

Our business is headquartered in Chicago, Illinois, United States, with a newly formed subsidiary in Kenya (2024), wholly owned by the U.S. entity. Our operations are currently focused on Kenya, Uganda, and Ghana, where we have already sold and deployed hundreds of devices. As we scale, we aim to expand into additional African and emerging markets, collaborating with global health organizations, governments, and strategic partners to maximize our impact.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues. The Company projected that they will be profitable in 2026 and continue raising capital to maintain or improve working capital. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Neopenda Limited, a Kenya entity formed on March 5, 2024. All significant intercompany transactions are eliminated

Basis of Consolidation – Foreign Operations

The financials of the Company include its wholly-owned subsidiary, Neopenda Limited, an entity operating out of Kenya. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. In its commencement year in 2024 , the Company reported $9,914 in earnings/(losses) from foreign subsidiaries. Net assets of foreign operations was $9,914 as of December 31, 2024.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments were negligible since there were no significant transactions that will result in foreign currency translation differences.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $31,896 and $123,199 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected from distributors and shifted to receiving from facilities instead with a payment plan.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The accounts receivable as of December 31, 2024 and December 31, 2022 were $34,756 and $14,683 respectively.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 were $3,000 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below:

Property Type	**Useful Life in Years**	**2024**	**2023**
Tooling Equipment	7	50,330	50,330
Latching Clip Tool	7	3,011	3,011
Headband Extender	7	3,993	3,993
Less: Accumulated Depreciation		(20,584)	(12,394)
Totals		**36,749**	**44,939**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment to the distributor/facilities or at the time of delivery to the customers net of estimated returns. The Company's payments are generally collected at time of sale to customers or at a future date based on payment plans with facilities/distributors.

Sales and Marketing Expenses

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Taxes and Licenses

Fee incurred in complying with relevant laws and regulations. It includes renewals of licences and technical documentation reviews.

Professional Fees

Payment to third party companies providing services necessary in the company operation and back-end service from consulting services and legal fees.

Payroll Expenses

These are amounts paid to employees in exchange for services rendered by them to the Company and are expensed as costs are incurred. This also includes benefits and taxes related to employee wages.

General and Administrative

General and administrative expenses consist of low value expenses that were incurred by the Company. This includes office expenses, travel expenses, bank charges and various miscellaneous expenses and are expensed as costs are incurred.

Other Income

The majority of the other income received were from grants and prizes.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

Stock option expenses recognized vested options in 2024 and 2023 were nil and $381 respectively.

Exercisable Options

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2023	181,457	0.01	1,815
Granted	-	-	-
Exercised	-	-	-
Expired/cancelled	-	-	-

Total options outstanding, December 31, 2023	181,457	$0.01	1,815
Granted	-	-	-
Exercised	-	-	-
Expired/cancelled	-	-	-
Total options outstanding, December 31, 2024	181,457	$0.01	1,815
Options exercisable, December 31, 2024	**181,457**	**$0.01**	**1,815**

Nonvested options

	Nonvested Options	**Weighted Average Fair Value**
Nonvested options, January 1, 2023	143,378	**1,434**
Granted	-	-
Vested	(60,486)	(605)
Forfeited	-	-
Nonvested options, December 31, 2023	82,892	829
Granted	-	-
Vested	(41,446)	(414)
Forfeited	-	-
Nonvested options, December 31, 2024	**41,446**	**414**

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware.

The Company has not filed its 2024 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company had received a cash remittance from Neopenda Limited amounting to $6,0000 from the grants received by the subsidiary. This was eliminated in the consolidated financial statements.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Credit Card Payable - As of December 31, 2024 and December 31, 2023, the credit card balances were $43,467 and $6,810. Credit cards were used to settle the daily expenses of the Company.

Loans - In April 2023, the Company entered into a loan agreement for $150,000 with an interest rate of 5% and a maturity date of earliest of 3 years from the date of loan or if Series A raised is greater than $2 million. The balance of this loan was $150,000 as of December 31, 2024 and 2023, respectively. Accrued interest for the periods 2024 and 2023 were $5,425 and $7,791.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. In 2024 the Company issued additional convertible notes totaling $430,000 thus increasing the balance from $2.29 million in 2023 to $2.72 million in 2024.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2024 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $6M – 13M. As of December 31, 2024 and December 31, 2023 the total SAFE notes issued was $560,481 for both years.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 of common shares with a par value of $0.0001 per share. 11,292,594 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.